January 30, 2006


Fax (972) 821 - 4448
Room 4561


J. Cooley Clark
Chief Executive Officer
Banctec, Inc.
2701 East Grauwyler
Irving, Texas 75061

      RE: 	Banctec, Inc.
Form 10-K for the year ended December 31, 2004, filed
   on Aril 8, 2005
		Form 10-Q for the quarterly period ended September 30,
2005,
		   filed on November 21, 2005
 		File No. 000-09859

Dear Mr. Clark:

      We have reviewed your response to our letter dated November
9,
2005 in connection with our review of the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in our comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004
Revenue Recognition, page 28
1. We note your response to our previous comment no. 1 and your revised disclosures in the Company`s September 30, 2005 Form 10-Q. With regards to the revised disclosures, please explain the following or revise further in future filings:
* In your response letter dated August 19, 2005, you indicate that for sales involving multiple element arrangements under SOP 97-2, the
Company generally does not have VSOE for each element, except for PCS and accordingly, you apply the residual method of accounting to such contracts. Your revised disclosures, however, appear to only address multiple element arrangements for non-software arrangements.
* Your revised disclosures include a discussion of software arrangements that require significant production, modification or customization of the software for which the Company applies contract accounting pursuant to SOP 81-1. Revise to disclose the method of contract accounting used (i.e. completed contract or percentage of completion) and include a discussion of your accounting treatment under such method.

Stock-based Compensation, page 30

2. We note your response to our prior comments number 2 where you indicate "the Company chose to use the $9.25 [exercise] price to conservatively reflect the worst case scenario for purpose of the SFAS No. 123 disclosures" and "using the $0.48 share [value] would have resulted in no fair value on the stock options as computed using the Black-Scholes method." The use of the option exercise price rather than the share value, however "conservative," does not comply with SFAS No. 123.  Please explain how the Company determined the use
of disclosures, other than those required by generally accepted
accounting principles is appropriate.   Also, explain the
Company`s
consideration for granting stock options at an exercise price of $9.25 per share when you determined the "fair value" of such shares to be $0.48 per share.

Note C - Discontinued Operations, Restructuring, Impairment and
Change in Accounting Estimate

Change in Accounting Estimate, page 33

3. We note your response to our prior comment number 4. In your response you did not assess materiality for each period impacted by your adjustment. Please do so in your next response and include in your discussion, not only the impact on total revenues but also include a discussion of materiality as it relates to pre-tax net income. Based on your breakdown, it appears that at a minimum, the change in revenues would have been material to your pre-tax net income for fiscal 2002 and 2003. Therefore, tell us how you applied the guidance in SAB 99 in determining that a restatement of such periods was not considered necessary.

4. We further note from your response that the use of calendar months
was based on the Company`s reading of the contract terms, which was
different than Dell`s reading of the contract terms, and that you believe the subsequent adjustment to be a change in accounting estimate. A change in accounting estimate requires that an accounting estimate was made knowingly, and was necessary to begin with. According to paragraph 10 of APB 20, "examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, warranty costs, periods benefited by a deferred cost, and recoverable mineral reserves. Future events and their effects cannot be perceived with certainty; estimating, therefore, requires the exercise of judgment. Thus accounting estimates change as new events occur, as more experience is acquired, or as
additional
information is obtained."   A difference in understanding between
two
parties to a contract is indicative of an error. The subsequent adjustment by the Company to align itself with Dell`s reading of the contract terms represents a correction of an error in previously issued financial statements rather than a change in estimate. If the effect of the error is determined to be material to any period as per indicated in our previous comment, revise your historical financial statements to reflect the proper accounting in all periods or explain why you feel revision is not necessary.

5. We further note your statement "under the current contracts with
Dell, the Company is entitled to a fixed amount per service call." However, your revised critical accounting estimates disclosures state that "certain estimates are used in recognizing revenue on a "per call" basis related to breakdown rates, contract types, calls related to specific contract types and contract periods. Given the fact that the contracts include a stated, fixed amount per service call, we do not understand the need to "estimate" the amount of revenues earned and accordingly, your revised disclosures in the critical accounting policies discussion. Please explain.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Liquidity & Capital Resources, page 18

6. We note your decrease in deferred revenue and maintenance contract deposits as indicated in the Condensed Consolidated Statements of Cash Flows of $21,063 in 2005 compared to $6,696 in 2004. The reason for this variance, which appears to be the most significant factor contributing to the Company`s increase in cash used in operating activities, is not addressed in your discussion of liquidity and capital resources. Describe in detail the reason(s) for the change in deferred revenue and maintenance contract deposits.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact David Edgar, Staff Accountant, at (202)-551-
3459
or the undersigned at (202) 551-3730 if you have any questions regarding comments on the financial statements and related matters.

						Sincerely,


						Kathleen Collins
						Accounting Branch Chief


J. Cooley Clark
Banctec, Inc.
January 30, 2006
Page 4